Exhibit 99.1

Innate Pharma Reports Full Year 2021 Financial Results and Business Update

  Monalizumab progressing to Phase 3 PACIFIC-9 lung cancer clinical trial in partnership with AstraZeneca
  First CD123 tri-specific ANKETTM starts Phase 1 study by Sanofi
  Lacutamab encouraging MF data and PTCL study starts
  Cash position of €159.7 million1 as of December 31, 2021
  Conference call to be held today at 2:00 p.m. CET / 9:00 a.m. EDT

MARSEILLE, France--(BUSINESS WIRE)--March 24, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the year ending December 31, 2021. The consolidated financial statements are attached to this press release.

“Throughout 2021, we made key progress across our portfolio – announcing promising data with our proprietary pipeline as well as the start of a new pivotal study by our partner AstraZeneca with our most advanced pipeline asset, monalizumab. Highlights from our pipeline included the encouraging lacutamab data in a subtype of cutaneous T-cell lymphoma, mycosis fungoides (MF), and the initiation of trials of the product in the broader indications of peripheral T-cell lymphomas (PTCL). We also showed further validation with our multi-specific NK cell engager platform, ANKETTM, including the start of a Phase 1 trial with Sanofi,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “The value in Innate is the strength and depth of our core R&D efforts, as we look to progress our pipeline in house, or with partnerships. We look forward to new milestones in the coming year including readouts from the lacutamab program, further progress in our early-stage R&D activities in ANKETTM and the adenosine franchise and not least in continued development of monalizumab.”

Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)

Access to live webcast:

https://event.on24.com/wcc/r/3577447/6B0C866D3C3BB7A70F1BAAD02F7320D2

Participants may also join via telephone using the dial-in details below:

France: 0805 620 704

United States: 1 844 200 6205 / 1 646 904 5544

United Kingdom: 44 208 0682 558 / 44 808 189 648

All other locations: +1 929 526 1599

Access code: 834852

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.

A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  The Company announces the opening of a new mycosis fungoides (MF) all-comers cohort in the TELLOMAK study. The all-comers cohort will recruit both KIR3DL2 expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay as a companion diagnostic. The KIR3DL2 non-expressing Cohort 3 has been closed to recruitment. As per the Simon 2-stage design, the number of responses to move to stage 2 was not reached, as such, recruitment into this cohort is stopped. Cohort 3 included KIR3DL2 non-expressing patients assigned via a KIR3DL2 immunohistochemistry assay for use on frozen biopsy samples and as a tool for stratification.
  In June 2021, the Company announced preliminary data from its Phase 2 TELLOMAK trial, in which lacutamab demonstrated a 35% overall global response rate in patients with MF that express KIR3DL2 (Cohort 2). This first trial data set also established safety and demonstrated skin improvement. Lacutamab reached the pre-determined threshold to advance to stage 2 (six confirmed responses). These results were presented in an oral presentation at the 16th International Conference on Malignant Lymphoma (16-ICML).
  Two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL) are ongoing:
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) initiated an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKET™ (Antibody-based NK cell Engager Therapeutics):

  In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial by Sanofi, evaluating IPH6101/SAR443579, the first NKp46/CD16‑based NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). The purpose of the dose escalation and dose expansion study, which is sponsored by Sanofi, is to evaluate the safety, pharmacokinetics, pharmacodynamics and initial clinical activity of IPH6101/SAR443579, Innate’s lead ANKETTM asset, in various CD123-expressing hematological malignancies. The start of the trial has triggered a milestone payment from Sanofi to Innate.
  In November 2021, Innate Pharma in collaboration with Sanofi, presented preclinical data from Innate’s proprietary, multi-specific NK cell engager platform, ANKETTM, at the Society for Immunotherapy of Cancer (SITC). Data on IPH6101/SAR443579, using Innate’s proprietary multi-specific antibody format (Gauthier et al. Cell 2019) that targets CD123 on acute myeloid leukemia (AML) cells and co-engages NKp46 and CD16a on NK cells was presented. In preclinical studies, IPH6101/SAR443579 demonstrated potent antitumor activity against AML cell lines, including those resistant to ADCC by a comparator anti-CD123 antibody. IPH6101/SAR443579 also promoted strong and specific NK-cell activation and induced cytokine secretion only in the presence of AML target cells. In addition, IPH6101/SAR443579 had sustained pharmacodynamic effects in non-human primates, combining efficient depletion of CD123-expressing cells with minor systemic cytokine release in comparison to T-cell engagers. As expected, it also had a favorable safety profile.
  In June 2021, the Company presented new data on its ANKETTM platform, at the Federation of Clinical Immunology Societies meeting. Specifically, Innate shared data from its tetra-specific ANKETTM molecule, which is the first NK cell engager technology to engage two NK cell activating receptors (NKp46 and CD16), a cytokine receptor (IL-2Rb) and a tumor antigen via a single molecule. In preclinical studies, the tetra-specific ANKETTM demonstrated in vitro the ability to induce human NK cell proliferation, cytokine production and cytolytic activity against cancer cells expressing the targeted antigen. The tetra-specific ANKETTM also demonstrated in vivo anti-tumor efficacy in several tumor models, allowing regression of established tumors as well as control of metastasis, associated with increased NK cell infiltration, cytokine and chemokine production at the tumor site. ANKETTM also showed a pharmacodynamic effect, low systemic cytokine release and a manageable safety profile in non-human primates.
  In January 2021, it was announced that Sanofi will transition IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. The decision triggered a €7 million milestone payment from Sanofi to Innate. In addition, in January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program.
  IPH64, the other drug candidate of the research collaboration with Sanofi is progressing and the Company look forward to updates on this asset.
  The Company’s proprietary tetra-specific ANKETTM IPH65 is progressing to IND enabling studies.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  In March 2022, the Phase 2 NeoCOAST study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab or monalizumab and adjuvant treatment in participants with resectable, early-stage non-small cell lung cancer (NSCLC) has been accepted for an oral presentation on 11 April 2022 at the Annual Meeting 2022 of the American Association for Cancer Research.
  In February 2022, AstraZeneca initiated a Phase 3 clinical trial, PACIFIC-9, evaluating durvalumab (anti-PD-L1) in combination with monalizumab (anti-NKG2A) or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).
  In December 2021, the Company presented data from the Phase 2 expansion cohort (‘cohort 3’), exploring the triplet combination of monalizumab, cetuximab and durvalumab in the first-line treatment of patients with recurrent or metastatic head and neck squamous cell cancer (R/M HNSCC) at the European Society for Medical Oncology (ESMO) Immuno-Oncology Congress 2021. After a median follow-up of 16.3 months, preliminary data suggest anti-tumor activity in the triplet of monalizumab, cetuximab and durvalumab in first-line treatment of R/M HNSCC. As of August 1, 2021, 40 patients were enrolled. Thirteen patients had a confirmed response with a 32.5% overall response rate (95% confidence interval (CI): 20-48), including three complete responses. Seven out of 13 responders were still on treatment. Median duration of response was not yet reached (95% CI: 7.1-not available). The survival rate at 12 months was 58.6% (95% CI: 45-77) and the median overall survival was 15 months (95% CI: 11.4 - not available).
  In September 2021, AstraZeneca commenced a Phase 2 clinical study, NeoCOAST-2, that includes a treatment arm with durvalumab in combination with chemotherapy and monalizumab in resectable, early-stage NSCLC.
  In September 2021, AstraZeneca presented a late-breaker abstract on the randomized COAST Phase 2 trial in patients with unresectable, Stage III NSCLC at the ESMO Congress. The presentation highlighted progression-free survival (PFS) and overall response rate (ORR) results for durvalumab in combination with monalizumab, Innate’s lead partnered asset, and oleclumab, AstraZeneca’s anti-CD73 monoclonal antibody. After a median follow-up of 11.5 months, the results of an interim analysis showed a 10-month PFS rate of 72.7% for durvalumab plus monalizumab, versus 39.2% with durvalumab alone in unresectable, Stage III NSCLC patients following chemoradiation therapy. The results also showed an increase in the primary endpoint of confirmed ORR for durvalumab plus monalizumab over durvalumab alone (36% vs. 18%).

IPH5201 (anti-CD39), partnered with AstraZeneca:

  AstraZeneca is conducting a Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab (anti-PD-L1). The data is expected to be presented in 2023. Innate is in discussions with AstraZeneca on potential next steps for this program.

IPH5301 (anti-CD73):

  In March 2022, The Institut Paoli-Calmettes announced that the first patient had been dosed in the investigator-sponsored Phase 1 trial of IPH5301 (CHANCES). The trial will be conducted in two parts, Part 1, the dose escalation, followed by a Part 2 safety expansion study cohort. Part 2 will evaluate IPH5301 in combination with chemotherapy and trastuzumab in HER2+ cancer patients.

Avdoralimab (IPH5401, anti-C5aR antibody):

  In July 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. Results from this trial, including translational data, are planned to be submitted for publication. The Company’s COVID-19 activities were covered by public funding from the French government.
  Following a strategic review, the Company will now solely pursue avdoralimab in bullous pemphigoid, an inflammatory disease, through an investigator-sponsored study and stop further development in all other indications. Data in bullous pemphigoid is now expected in 2024.

Corporate Update:

  In February 2022, Mrs Tracy Rossin, VP, Global Head of Communications, decided to pursue another opportunity outside the Company. Mr Henry Wheeler, Vice President of Investor Relations, who joined Innate in June 2021 is now responsible for Investor Relations and Communications.
  In January 2022, Mr Nicola Beltraminelli PhD was appointed as Vice President, Chief Development Officer of Innate responsible for non-clinical development. Mrs Frederique Brune, Vice President Development CMC and Supply Chain decided to pursue another opportunity outside the company. Mr Beltraminelli brings more than 20 years of biotech experience to the role, and specifically in the development of biologic products from early discovery to GMP manufacture. Most recently, Mr Beltraminelli served as Chief Technical Officer at Lysogene, where he led the CMC activities for two late-stage assets.
  In January 2022, Innate Pharma announced that it had obtained €28.7M in non-dilutive financing in the form of State Guaranteed Loans from Société Générale and BNP Paribas. The two agreements were signed and funds received in December 2021.
  In November 2021, Jen Butler, Head of Global Commercial and US General Manager left her position at the Company.
  In June 2021, Bpifrance informed Innate that its permanent representative at Innate’s Supervisory Board, Mrs Maïlys Ferrere will be replaced by Mr Olivier Martinez, Senior Investment Director in the Life Sciences Investments Department of the Direction of Innovation of Bpifrance, who has been Observer of Innate’s Supervisory Board since 2010.
  Announced on May 28, 2021, Novo Nordisk A/S, represented by Marcus Schindler, M.D., decided not to seek re-election to the Supervisory Board due to Dr. Schindler’s new role as Executive Vice President Research & Early Development and Chief Scientific Officer of Novo Nordisk A/S. Novo Nordisk A/S remains a shareholder in the Company but no longer has a seat on its Supervisory Board.
  Frederic Lombard was appointed as Chief Financial Officer on April 1, 2021. Mr Lombard has more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Laure-Hélène Mercier, Executive Vice President, Chief Financial Officer and member of the Executive Board, decided to step down from her position, after leading the Company through more than 14 years of growth, including an initial public offering in the US. She left the Company on January 2022.

Financial highlights for 2021:

The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2021 are as follows:

  Cash, cash equivalents, short-term investments and financial assets amounting to €159.7 million2 (€m) as of December 31, 2021 (€190.6m as of December 31, 2020), including non-current financial instruments amounting to €39.9m (€38.9m as of December 31, 2020).
  As of December 31, 2021, financial liabilities amount to €44.3m (€19.1m as of December 31, 2020). This change is mainly linked to proceeds relating to State-Guaranteed Loans (Prêts Garantis par l’Etat “PGE”) of €28.7m from Société Générale (€20.0m) and BNP Paribas (€8.7m) collected by the Company on December 2021.
  Revenue and other income from continuing operations3 amounted to €24.7m in 2021 (2020: €69.8m, -64.6%). It mainly comprises revenue from collaboration and licensing agreements (€12.1m in 2021 vs €56.2m in 2020, -78.4%), and research tax credit (€10.3m in 2021 vs €13.1m in 2020, -21.2%):
    Revenue from collaboration and licensing agreement with AstraZeneca amounted to €9.1m in 2021 (€49.0m in 2020, -81.4%) and mainly resulted from (i) the spreading of the upfront and opt-in payments received from AstraZeneca and (ii) the invoicing to AstraZeneca of certain fees for the work performed by Innate for the partnered programs. The variation between the two periods is notably explained by the (i) decrease in direct monalizumab research and development costs over the period, in connection with the Phase 1 & 2 trials maturity, and (ii) the absence of revenue relating to IPH5201 in 2021, the Company having fulfilled all of its commitments on preclinical work related to the start of Phase 1 as of December 31,2020.
    Revenue of €3.0m from Sanofi following the initiation of a GLP-tox Study and the launching of the first Phase 1 clinical trial in humans in relapsed of refractory AML with IPH6101/SAR443579, respectively in January and December 2021.
    The variation in the research tax credit mainly results from a decrease in the amortization for the intangible assets related to acquired licenses (monalizumab and IPH5201).
  Operating expenses from continuing operations amounted to €72.5m in 2021 (2020: €68.7m, +5.6%):
    General and administrative (G&A) expenses from continuing activities amounted to €25.5m in 2021 (2020: €19.0m, +34.4% 4). This increase results cumulatively from (i) an increase in wages mainly resulting from restructuring costs and higher annual bonuses level in 2021, (ii) an increase in non-scientific advisory fees and (iii) an increase in other general and administrative expenses.
    Research and development (R&D) expenses from continuing activities amounted to €47.0m in 2021 (2020: €49.7m, -5.4%). This variation mainly results from a (i) decrease in depreciation and amortization of intangible assets acquired by the Company (IPH5201, fully amortized since December 2020, and monalizumab) partly offset by (ii) an increase in direct research and development expenses (clinical and non-clinical).
  A net financial income of €2.3m in 2021 (2020: €1.9m loss).
  A net loss from Lumoxiti discontinued operations of €7.3m in 2021 (2020 : net loss of €63.2m, -88.4%) mainly resulting from the Settlement Amount of $6.2m5 (€5.5m as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022, as part of the Termination and Transition agreement effective as of June 30, 2021. The net loss in 2020 mainly resulted from the full impairment of Lumoxiti rights following the Company decision to return the marketing rights of Lumoxiti in the United States and in Europe to AstraZeneca.
  A net loss of €52.8m in 2021 (2020: net loss of €64.0m).

The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2021, including 2020 comparative information.

In thousands of euros, except for data per share	December 31, 2021	December 31, 2020(1)
Revenue and other income	24,703	69,773
Research and development	(47,004)	(49,708)
Selling, general and administrative	(25,524)	(18,986)
Total operating expenses	(72,528)	(68,694)
Operating income (loss)	(47,825)	1,079
Net financial income (loss)	2,347	(1,908)
Income tax expense	—	—
Net income (loss) from continuing operations	(45,478)	(829)
Net income (loss) from discontinued operations	(7,331)	(63,155)
Net income (loss)	(52,809)	(63,984)
Weighted average number of shares outstanding (in thousands)	79,543	78,935
Basic income (loss) per share	(0.66)	(0.81)
Diluted income (loss) per share	(0.66)	(0.81)
Basic income (loss) per share from continuing operations	(0.57)	(0.01)
Diluted income (loss) per share from continuing operations	(0.57)	(0.01)
Basic income (loss) per share from discontinued operations	(0.09)	(0.80)
Diluted income (loss) per share from discontinued operations	(0.09)	(0.80)

	December 31, 2021	December 31, 2020
Cash, cash equivalents and financial asset	159,714	190,571
Total assets	267,496	307,423
Shareholders’ equity	107,440	155,976
Total financial debt	44,251	19,087
(1) The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Summary of Consolidated Financial Statements and Notes
as of December 31, 2021

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2021	December 31, 2020

Assets

Cash and cash equivalents	103,756	136,792
Short-term investments	16,080	14,845
Trade receivables and others - current	18,420	21,814
Total current assets	138,256	173,451

Intangible assets	44,192	46,289
Property and equipment	10,174	11,694
Non-current financial assets	39,878	38,934
Other non-current assets	148	147
Deferred tax assets	5,028	7,087
Trade receivables and others - non-current	29,821	29,821
Total non-current assets	129,241	133,972

Total assets	267,496	307,423

Liabilities
Trade payables and others	28,573	29,539
Collaboration liabilities – Current portion	7,418	1,832
Financial liabilities – Current portion	30,748	2,142
Deferred revenue – Current portion	12,500	11,299
Provisions – Current portion	647	676
Total current liabilities	79,886	45,488

Collaboration liabilities – Non current portion	32,997	44,854
Financial liabilities – Non-current portion	13,503	16,945
Defined benefit obligations	2,975	4,177
Deferred revenue – Non-current portion	25,413	32,674
Provisions – Current portion	253	221
Deferred tax liabilities	5,028	7,087
Total non-current liabilities	80,169	105,959

Share capital	3,978	3,950
Share premium	375,219	372,131
Retained earnings	(219,404)	(156,476)
Other reserves	456	355
Net income (loss)	(52,809)	(63,984)
Total shareholders’ equity	107,440	155,976

Total liabilities and shareholders’ equity	267,496	307,423

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2021	December 31, 2020(1)

Revenue from collaboration and licensing agreements	12,112	56,155
Government financing for research expenditures	12,591	13,618
Revenue and other income	24,703	69,773

Research and development expenses	(47,004)	(49,708)
Selling, general and administrative expenses	(25,524)	(18,986)
Operating expenses	(72,528)	(68,694)

Operating income (loss)	(47,825)	1,079

Financial income	6,344	4,855
Financial expenses	(3,997)	(6,763)
Net financial income (loss)	2,347	(1,908)

Net income (loss) before tax	(45,478)	(829)

Income tax expense	—	—
Net income (loss) from continuing operations	(45,478)	(829)

Net income (loss) from discontinued operations	(7,331)	(63,155)

Net income (loss)	(52,809)	(63,984)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.66)	(0.81)
- diluted income (loss) per share	(0.66)	(0.81)
- Basic income (loss) per share from continuing operations	(0.57)	(0.01)
- Diluted income (loss) per share from continuing operations	(0.57)	(0.01)
- Basic income (loss) per share from discontinued operations	(0.09)	(0.80)
- Diluted income (loss) per share from discontinued operations	(0.09)	(0.80)
(1) The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021.

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2021	December 31, 2020
Net income (loss)	(52,809)	(63,984)
Depreciation and amortization	4,596	56,797
Employee benefits costs	437	216
Provisions for charges	4	604
Share-based compensation expense	2,617	2,475
Change in valuation allowance on financial assets	(987)	577
Gains (losses) on financial assets	(1,136)	1,256
Change in valuation allowance on financial assets	(55)	372
Gains (losses) on assets and other financial assets	(367)	(962)
Interest paid	312	341
Other profit or loss items with no cash effect	(1,185)	(254)
Operating cash flow before change in working capital	(48,573)	(2,562)
Change in working capital	(9,884)	(49,206)
Net cash generated from / (used in) operating activities:	(58,457)	(51,767)
Acquisition of intangible assets, net	(401)	(10,375)
Acquisition of property and equipment, net	(929)	(907)
Acquisition of non-current financial assets	—	(3,000)
Disposal of property and equipment	7	9
Disposal of other assets	40	—
Acquisition of other assets	(1)	(59)
Interest received on financial assets	367	962
Net cash generated from / (used in) investing activities:	(917)	(13,370)
Proceeds from the exercise / subscription of equity instruments	499	48
Proceeds from borrowings	28,700	1,360
Repayment of borrowings	(2,069)	(2,245)
Net interest paid	(312)	(341)
Net cash generated from financing activities:	26,818	(1,177)
Effect of the exchange rate changes	(483)	219
Net increase / (decrease) in cash and cash equivalents:	(33,037)	(66,096)
Cash and cash equivalents at the beginning of the year:	136,792	202,887
Cash and cash equivalents at the end of the year :	103,756	136,792

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2021	December 31, 2020(1)
Revenue from collaboration and licensing agreements	12,112	56,155
Government financing for research expenditures	12,591	13,618
Revenue and other income	24,703	69,773
(1) The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021.

Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements from continuing operations decreased by €44.0 million, or 78.4%, to €12.1 million for the year ended December 31, 2021, as compared to €56.2 million for the year ended December 31, 2020. Revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments and the exercise of options related to the agreements signed with AstraZeneca in April 2015 and October 2018, on the basis of the completion of work that the Company is committed to carry out. The evolution in 2021 is mainly due to:

  A €26.1 million decrease in revenue related to monalizumab to €7.5 million for the year ended December 31, 2021, as compared to €33.6 million for the year ended December 31, 2020. This decrease is mainly explained by the decrease in direct monalizumab research and development costs over the period, in connection with the Phase 1 & 2 trials maturity. As of December 31, 2021, the deferred revenue related to monalizumab amounts to €20.2 million (€12.1 million as “Deferred revenue—Current portion” and €8.0 million as “Deferred revenue—Non-current portion”).
  A €13.4 million decrease in revenue related to IPH5201. Nil for the year ended December 31, 2021, as compared to €13.4 million for the year ended December 31, 2020. As a reminder, as of December 31, 2020, the Company having fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue.
  A €0.9 million decrease in revenue from invoicing of research and development costs to €1.6 million for the year ended December 31, 2021, as compared to €2.5 million for the year ended December 31, 2020. Pursuant to our agreements with AstraZeneca, research and development costs related to avdoralimab in oncology are equally shared between us and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca. The decrease between the two periods is mainly explained by the decrease in research and development costs relating to IPH5201 re-invoiced to AstraZeneca following the transition of the program in Phase 1 clinical trial, supported AstraZeneca.
  A €4.0 million decrease in revenue from collaboration and research license agreement with Sanofi, to €3.0 million for the year ended December 31, 2021, as compared to €7.0 million for the year ended December 31, 2020. In January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program. Additionally, in December, 2021, the Company announced that the first patient was dosed in a Phase 1 clinical trial launched by Sanofi in humans with IPH6101/SAR443579 in relapsed or refractory AML. These trials triggered two milestone payments from Sanofi to Innate, planned in the research collaboration between the two companies, fully recognized in revenue as of December 31, 2021. As a reminder, in December 2020, Sanofi informed the Company of its intention to advance IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. This decision triggered a milestone payment of €7.0 million from Sanofi to the Company, fully recognized in revenue as of December 31, 2020.

Government funding for research expenditures

Government funding for research expenditures decreased by €1.0 million, or 7.5%, to €12.6 million for the year ended December 31, 2021, as compared to €13.6 million for the year ended December 31, 2020. This change is primarily a result of a decrease in the research tax credit of €2.8 million, which is mainly due to a decrease in the amortization expense relating to the intangible assets related to the acquired licenses (see R&D expenses).

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year. The Company is again eligible to the SME status under European Union criteria as of December 31, 2021. Consecutively, the Company is eligible for the early repayment by the French treasury of the 2021 research tax credit during the fiscal year 2022.

Operating expenses

The table below presents our operating expenses from continuing operations for the years ended December 31, 2021 and 2020:

In thousands of euros	December 31, 2021	December 31, 2020(1)
Research and development expenses	(47,004)	(49,708)
Selling, general and administrative expenses	(25,524)	(18,986)
Operating expenses	(72,528)	(68,694)
(1) The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021.

Research and development expenses

Research and development (“R&D”) expenses from continuing operations decreased by €2.7 million, or 5.4%, to €47.0 million for the year ended December 31, 2021, as compared to €49.7 million for the year ended December 31, 2020. This decrease mainly results from a decrease of €5.1 million in research and development depreciation and amortization of intangible assets acquired by the Company, partly offset by an increase of €3.3 million in direct research and development expenses (clinical and non-clinical). R&D expenses represented a total of 64.8% and 72.4% of the total operating expenses from continued operations for the years ended December 31, 2021 and 2020, respectively.

They include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses. Direct R&D expenses increased by €3.3 million, or 14.0%, to €26.7 million for the year ended December 31, 2021, as compared to €23.4 million for the year ended December 31, 2020. This increase is mainly due to: (i) a €5.0 million increase in expenses relating to the lacutamab program and (ii) a €1.5 million increase in expenses related to non-clinical development program relating notably to IPH65. These increases are partly offset by a €1.9 million and €1.3 million decreases in expenses relating to the monalizumab and avdoralimab programs, respectively.

Also, as of December 31, 2021, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €40.4m, as compared to collaborations liabilities of €46.7m as of December 31, 2020. This decrease of €6.3m mainly results from the payments made in 2021 to AstraZeneca relating to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial.

Personnel and other expenses allocated to R&D decreased by €6.0 million, or 22.8%, to €20.3 million for the year ended December 2021, as compared to an amount of €26.3 million for the year ended December 31, 2020. This decrease is mainly due to the decrease by €5.2 million in amortization relating to monalizumab rights (extension of the depreciation horizon due to the extension of the duration of certain clinical trials) and IPH5201 rights (full amortization at December 31, 2020).

General and administrative expenses

General and administrative (“G&A”) expenses from continuing operations increased by €6.5 million, or 34.4%6 to €25.5 million for the year ended December 31, 2021 as compared to €19.0 million for the year ended December 31, 2020. G&A expenses represented a total of 35.2% and 27.6% of the total operating expenses for the years ended December 31, 2021 and 2020, respectively.

Personnel expenses (including share-based compensation) include the compensation paid to our employees and consultants, and increased by €2.6 million, or 31.9%, to €10.9 million for the year ended December 31, 2021, as compared to €8.3 million for the year ended December 31, 2020. This increase mainly results from an increase in wages of €2.0 million, mainly resulting from restructuring costs and higher annual bonuses level in 2021. This increase is completed by the increase in share-based payments of €0.6 million.

G&A expenses also include non-scientific advisory and consulting expenses which mostly consist of auditing, accounting, legal and hiring fees. These expenses increased by €0.7 million, or 15.0%, to €5.1 million for the year ended December 31, 2021, compared to an amount of €4.4 million for the year ended December 31, 2020. This increase results mainly from (i) an increase of auditing and accounting fees, recruitment fees and investor relation consultancy fees partly offset by (ii) a decrease of costs related to the launch of the Company's new ERP in 2020 and the support by external service providers in the context of compliance with the Sarbanes-Oxley law following the listing of the Company in the United States in October 2019.

Other G&A expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative expenses. These expenses increased by €3.2 million or 51.5% to €9.5 million for the year ended December 31,2021, as compared to an amount of €6.3 million for the year ended December 31, 2020. This increase related notably to insurance costs, which increased in fiscal year 2021, following the listing of the Company in the United States in October 2019. It also includes increases related to staff training (catch-up observed in 2021 following the impact of COVID-19 in 2020) and local taxes.

Financial income (loss), net

We recognized a net financial gain of €2.3 million for the year ended December 31, 2021, as compared to €1.9 million net financial loss for the year ended December 31, 2020. This change results mainly from the change in the fair value of certain financial instruments (loss of €0.6 million in 2020 as compared to a €1.1 million gain in 2021) and a net foreign exchange gain of €1.2 million in 2021 as compared to a net foreign exchange loss of €1.6 million in 2020.

Net loss from discontinued operations

Further to the Company decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The marketing authorization has been transferred back to AstraZeneca which has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales.

Subsequently, operations related to Lumoxiti are presented as discontinued operations from October 1, 2021.

As a consequence, net result from discontinued operations relating to Lumoxiti decreased by €55.8m, or -88.4%, to a €7.3 million net loss for the year ended December 31, 2021, as compared to a €63.2 million net loss for the year ended December 31, 2020. Net loss for the year ended December 31, 2021 mainly resulting from the Settlement Amount of $6.2m (€5.5m as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022, as part of the Termination and Transition agreement. Net loss for the year ended December 31, 2020 mainly resulted from the full impairment of Lumoxiti rights following the Company’s decision to return the marketing rights of Lumoxiti in the United States and in Europe to AstraZeneca and the costs incurred for the marketing of Lumoxiti and for our U.S subsidiary, including the related personnel costs.

Balance sheet items

Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €159.7 million as of December 31, 2021, as compared to €190.6 million as of December 31, 2020. Net cash as of December 31, 2021 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €89.1 million (€149.5 million as of December 31, 2020).

The other key balance sheet items as of December 31, 2021 are:

  Deferred revenue of €37.9 million (including €25.4 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €40.4 million (including €33.0 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 Phase 3 trial;
  Deferred revenue of €17.4 million relating to the initial payment for preclinical molecules, entirely classified as ‘Deferred revenue – non-current portion’;
  Intangible assets for a net book value of €44.2 million, mainly corresponding to the rights and licenses relating to the acquisitions of monalizumab and avdoralimab (€46.3 million as of December 30, 2020); variation between the two periods is mainly explained by the amortization of monalizumab rights;
  Current receivables of €18.4 million, mainly resulting from the French government in relation to the research tax credit for 2021 (€10.3 million).
  Non-current receivables from the French government in relation to the research tax credit for 2019 and 2020 of €29.8 million;
  Shareholders’ equity of €107.4 million, including the net loss of the period of €52.8 million;
  Financial liabilities amounting to €44.3 million (€19.1 million as of December 31, 2020).

Cash-flow items

The net cash flow used over the year ended December 31, 2021 amounted to €33.0 million, compared to a net cash flow used of €66.1 million for the year ended December 31, 2020.

The net cash flow used during the period under review mainly results from the following:

  Net cash used from operating activities of €58.5 million, mainly explained by the net cash consumption of operating activities less the receipts for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated for these receipts, net cash flows used by operating activities for the year ended December, 2021 are down by €24.6 million. This decrease is mainly due to the discontinuation of Lumoxiti-related activities in connection with the Company's decision at the end of 2020 to return the commercial rights in the United States and Europe to AstraZeneca, under the termination and transition agreement signed in 2021. As a result, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €3.6 million for the year ended December 31,2021 as compared to €22.4 million for the year 2020.
  Net cash used in investing activities for an amount of €0.9 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2020 amounted €13.4 million which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid, in January 2020, to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 regarding IPH5201 following the dosing of a first patient in a Phase 1 clinical trial, in March 2020 and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca in relation to the 2019 cost sharing mechanism for the commercialization of Lumoxiti (€7.0 million). As a result, net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for year ended December 31, 2021 as compared to €6.6 million for year ended December 31 2020.
  Net cash flows from financing activities for an amount of €26.8 million. On January 5, 2022, the Company announced that it had obtained a non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021 respectively. Loan repayments amounted to €2.1 million for the year ended December 31, 2021 compared to €2.2 million for the year ended December 31, 2020. In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2021 and 2020, respectively.

Post period event

  Between December 31, 2021, closing date of the financial year, and March 23, 2022, closing date of the consolidated financial statements by the Executive Board, the military operations in Ukraine took place, which began on February 24, 2022 and the sanctions taken against the Russia by many States having an impact on the activity of many international groups and which will have an impact on the world economy. As of March 23, 2022, closing date of the consolidated financial statements, potential impacts of this crisis, in general and more specifically on the Company's business and financing, are unknown. The Company is closely monitoring developments in the situation and is examining the appropriate measures to be put in place. There is no impact on the consolidated financial statements as of December 31, 2021.

Nota

The consolidated financial statements for the year ended December 31, 2021 have been reviewed by our Statutory Auditors and were closed by the Executive Board of the Company on March 23, 2022. They were reviewed by the Supervisory Board of the Company on March 23, 2022. The statutory auditors’ report is in the process of being issued.

Risk factors

Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

[1] Including short term investments (€16.1m) and non-current financial instruments (€39.9m). Cash position as of December 31, 2021 includes proceeds (€28.7m) relating to State-Guaranteed Loans (Prêts Garantis par l’Etat “PGE”) received in December 2021.

[2] Cash and cash equivalents include proceeds relating to State-Guaranteed Loans (Prêts Garantis par l’Etat “PGE” - see below).
[3] The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021.

[4] Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €8.5m and €12.3m in 2021 and 2020 respectively. In 2021, these expenses are mainly composed of the Settlement Amount of $6.2 million (€5.5 million as of December 31, 2021) to be paid on April 30, 2022 to AstraZeneca as part of the termination and transition agreement. In 2020, these expenses mainly resulted from the costs incurred for the marketing of Lumoxiti and for our U.S subsidiary, including the related personnel costs.

[5] As part of the communication of its 2020 consolidated financial statements, the Company had communicated on a contingent liability estimated at a maximum of $12.8 million related to the sharing of certain manufacturing costs.

[6] Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €8.5m and €12.3m in 2021 and 2020 respectively. In 2021, these expenses are mainly composed of the Settlement Amount of $6.2 million (€5.5 million as of December 31, 2021) to be paid on April 30, 2022 to AstraZeneca as part of the termination and transition agreement. In 2020, these expenses mainly resulted from the costs incurred for the marketing of Lumoxiti and for our U.S subsidiary, including the related personnel costs.

Contacts

For additional information:

Investors & Media
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
Tel. : +33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com